UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

LONGLEAF PARTNERS FUNDS ®

QUARTERLY REPORT
at September 30, 2010

PARTNERS FUND
SMALL-CAP FUND
INTERNATIONAL FUND

MANAGED BY:
SOUTHEASTERN ASSET MANAGEMENT, INC.®
Memphis, TN

Cautionary Statement

One of Longleaf’s “Governing Principles” is that “we will communicate with our investment partners as candidly as possible,” because we believe our shareholders benefit from understanding our investment philosophy and approach. Our views and opinions regarding the investment prospects of our portfolio holdings and Funds are “forward looking statements” which may or may not be accurate over the long term. While we believe we have a reasonable basis for our appraisals and we have confidence in our opinions, actual results may differ materially from those we anticipate. Information provided in this report should not be considered a recommendation to purchase or sell any particular security.

You can identify forward looking statements by words like “believe,” “expect,” “anticipate,” or similar expressions when discussing prospects for particular portfolio holdings and/or one of the Funds. We cannot assure future results and achievements. You should not place undue reliance on forward looking statements, which speak only as of the date of this report. We disclaim any obligation to update or alter any forward looking statements, whether as a result of new information, future events, or otherwise. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment may be worth more or less than the purchase price. Call (800) 445-9469 or go to www.longleafpartners.com for current performance information and www.longleafpartners.com/misc/prospectus.cfm for the Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about fund investment objectives, risks and expenses.

The price-to-value ratio (“P/V”) is a calculation that compares the prices of the stocks in a portfolio to Southeastern’s appraisal of their intrinsic values. P/V represents a single data point about a Fund, and should not be construed as something more. We caution our shareholders not to give this calculation undue weight. P/V alone tells nothing about:

•	The quality of the businesses we own or the managements that run them;
•	The cash held in the portfolio and when that cash will be invested;
•	The range or distribution of individual P/V’s that comprise the average; and
•	The sources of and changes in the P/V.

When all of the above information is considered, the P/V is a useful tool to gauge the attractiveness of a Fund’s potential opportunity. It does not, however, tell when that opportunity will be realized, nor does it guarantee that any particular company’s price will ever reach its value. We remind our shareholders who want to find a single silver bullet of information that investments are rarely that simple. To the extent an investor considers P/V in assessing a Fund’s return opportunity, the limits of this tool should be considered along with other factors relevant to each investor.

© 2010 Longleaf Partners Funds Trust. All Rights Reserved.
LONGLEAF, LONGLEAF PARTNERS FUNDS and the pine cone logo are registered trademarks of Longleaf Partners Funds Trust. SOUTHEASTERN ASSET MANAGEMENT, INC. is a registered trademark.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

TO OUR SHAREHOLDERS:

All three Longleaf Funds made substantial gains in the quarter. Results far exceeded inflation plus 10% over the last three months but were less than the relevant indices. Thus far in 2010 both the Partners Fund and International Fund remain well ahead of their benchmarks, and each Fund has exceeded its benchmark over the last twelve months. The Funds have delivered superior long-term returns. Market volatility continued with September accounting for much of the quarter’s gain. We are continuing to find compelling opportunities for the three Funds.

	Cumulative Returns through September 30, 2010
	Since IPO(1)	20 Year	10 Year	5 Year	1 Year	YTD	Q3

Partners Fund (4-8-87 IPO)	1019.6%	874.9%	66.3%	(1.2)%	11.8%	6.6%	8.4%
S&P 500 Index	570.1	465.8	(4.2)	3.2	10.2	3.9	11.3

Small-Cap Fund (2-21-89 IPO)	700.8	778.6	125.1	19.5	16.7	8.7	9.6
Russell 2000 Index	491.1	607.2	48.0	8.3	13.4	9.1	11.3

International Fund (10-26-98 IPO)	194.7	NA	76.4	9.5	7.4	5.9	16.4
EAFE Index	57.6	NA	28.8	10.2	3.3	1.1	16.5

Inflation plus 10%	(2)	958.1	219.4	75.4	11.1	8.0	3.2

(1) During the inception year, the S&P 500 Index and the EAFE Index were available at month-end only. The S&P 500 Index value at 3-31-87 and the EAFE Index value at 10-31-98 were used to calculate performance since inception.

(2) Inflation plus 10% since inception for the Partners, Small-Cap and International Funds was 1622.6%, 1249.6% and 308.3%, respectively.

	Average Annual Returns through September 30, 2010
	Since IPO(1)	20 Year	10 Year	5 Year	1 Year

Partners Fund	10.8%	12.1%	5.2%	(0.2)%	11.8%
S&P 500 Index	8.4	9.1	(0.4)	0.6	10.2

Small-Cap Fund	10.1	11.5	8.5	3.6	16.7
Russell 2000 Index	8.6	10.3	4.0	1.6	13.4

International Fund	9.5%	NA	5.8%	1.8%	7.4%
EAFE Index	3.9	NA	2.6	2.0	3.3

See pages 8, 14 and 22 for additional performance information.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

The number of on-deck prospective investments remains higher than normal. Our analysts have presented numerous new ideas for consideration; we are fully invested; our most difficult decisions are choosing between great companies we own and qualified new ones; and we have added ten names across the three Longleaf portfolios over the last six months. Investor fear driven by global macro concerns is fueling our research productivity. During the quarter Investors Intelligence reported that the spread between bulls and bears had fallen to levels not seen since March of 2009.1( The New York Times noted on October 1 that “fixed income markets have seen greater inflows than equities did during the tech bubble of 2000.”2( Record low interest rates in many developed countries imply macro concerns about a double-dip recession and/or deflation. Conversely, gold’s record highs and the concomitant “flight to safety” prognosticate higher inflation. Evidence of the macro obsession and utter disregard for individual company merits comes in various forms – individual stock movements are highly correlated with overall market moves; macro funds have increased in number and net flows; and perhaps most tellingly, the Wall Street Journal recently quoted one research firm as declaring that “Stock picking is a dead art form.”3(

Not only are investors concerned about sovereign debt, growing deficits, and lackluster economic growth, they also extrapolate the “lost decade” as representative of what most developed markets will deliver in the future. Our conservative and growing company appraisals, our long-term time horizon, and that of our clients give us the ability to seize the opportunity created by short-term macro worries and the mispricing of superior global businesses.

Overwhelming pessimism coupled with the Funds’ single-digit ten year returns have led some to ask if Southeastern’s goal of inflation plus 10% is still relevant and achievable. It is certainly relevant, and we are confident it is achievable over the coming decade. We and our clients require positive real rates of return to fund retirement, pay tuitions, and support charitable causes. As business owners via equities we demand a meaningful premium for the risks inherent in owning versus lending. For over 80 years corporate bonds have generated 5.9% per year, or a real rate closer to 3%. Additionally, as active equity investors we should deliver a premium to the market over time. Over a 40 year history international stocks have delivered a nominal 10.2% annually, and U.S. stocks have done 9.9%.4( Inflation plus 10%

(1 Investors Intelligence, September 1, 2010, “Advisors Sentiment.”
(2 New York Times, October 1, 2010, “Cautious Positions May Be Overdone.”
(3 Wall Street Journal, September 24, 2010, “Macro Forces in Market Confound Stock Pickers.”
(4 Historic market data sourced from 2010 Ibbotson Stocks, Bonds, Bills and Inflation Classic Yearbook, pages 25 and 152.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

corresponds with our view that over market cycles we should deliver positive returns that properly compensate us for ownership versus lending and that provide a meaningful premium to what an unmanaged basket of securities will produce. Our absolute goal does not imply, however, a “market neutral” approach that tries to remove market volatility from our results via shorting, derivatives, or other methods. While we will suffer from the headwinds and benefit from the tailwinds of equity market cycles, our long-term results should add excess returns above the market’s net moves.

For the majority of the Funds’ lives, we have exceeded inflation plus 10%. We analyzed annual cumulative returns assuming an investment was made at the outset of every year in each Fund. Over the 529 measuring periods shareholder results exceeded our goal 56% of the time. The huge markdowns of 2008 dominate recent data. Prior to 2008 we exceeded a real 10% return in 69% of the periods. The Funds have also delivered a substantial premium to their indices. The same cumulative return data shows that the Funds outperformed their benchmarks in 74% of the periods, including the last two years.

For our current partners the important question is not whether we achieved our goal in the past, but whether inflation plus 10% is realistic from this point. We believe mid-teen returns are achievable based solely on the metrics of the businesses we own. The collective free cash flow yield of our companies is approximately 10% today – meaning that if revenues and expenses show no improvement, the businesses will deliver an annual free cash flow return of 10%. In addition, most of our investees have excess capacity that will allow them to grow their revenues in mid-single digits over the next 5 years with little or no expansionary capital spending. Beyond these implied double-digit returns that our holdings can generate in a static spending mode, additional gains will come if P/E’s migrate to historic averages. Finally, hindsight bias is fostering the expectation that the substantially lower ten year average returns of the last decade will be repeated in the next. Ironically, this hindsight is a poor predictor since the mathematic probability of returning to more normal multiples of earnings and cash flow is much higher following a prolonged period of depressed stock prices. The Longleaf Funds’ companies are worth a great deal more than their current prices, with P/Vs in the low-60%s range. Those values are conservative and growing. In more macro terms, given that both U.S. and international markets have delivered approximately 10% per year over multiple decades, and given the S&P 500’s current 10 year performance of (0.4)% and EAFE’s paltry 2.6%, the law of averages would argue for a significantly more rewarding decade than the last for equity owners. We have the portfolio foundation to deliver our goal without a market reversion to the mean, but the rampant pessimism surrounding stocks and the level of macro-based fear increases the likelihood of a tailwind.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

We have included several articles to provide additional perspective on how discounted equities are (New York Times) and the compelling case for some of our core holdings (Value Investor Insight). If you are interested in the 20 page reprint of the August 9, 2010 Outstanding Investor Digest article on Southeastern, you may order a printed copy at http://www.longleafpartners.com/about/gen_articles.cfm. We are grateful for your partnership. We believe the outstanding quality both of what we own and our management partners, as well as the discounted prices of those businesses, will be particularly rewarding.

Sincerely,

O. Mason Hawkins, CFA	G. Staley Cates, CFA
Chairman & CEO	President
Southeastern Asset Management, Inc.	Southeastern Asset Management, Inc.

Intentionally Left Blank

Partners Fund
MANAGEMENT DISCUSSION

Longleaf Partners Fund gained 8.4% in the quarter, bringing the year-to-date return to 6.6%. By contrast the S&P 500 is up 3.9% for 2010 after adding 11.3% over the last three months. The Fund’s results for 10+ years are well ahead of the benchmark but below our absolute return goal following the “lost decade” for stocks which included 2008 markdowns.

	Cumulative Returns at September 30, 2010
	4-8-87 IPO	20 Year	15 Year	10 Year	1 Year

Partners Fund	1019.6%	874.9%	228.5%	66.3%	11.8%
S&P 500 Index	570.1	465.8	155.5	(4.2)	10.2
Inflation plus 10%	1622.6	958.1	476.8	219.4	11.1

See page 8 for additional performance information.

Volatility continued in the third quarter, enabling us to make productive changes to the portfolio. We filled the Campbell Soup and Loews positions initiated in the second quarter. We also scaled back several of the best performing stocks including DIRECTV(DTV), Yum! Brands(YUM), Pioneer Natural Resources, and Intercontinental Hotels. We sold Verizon because we were unable to establish a meaningful position before the price moved well above our buying limit. Proceeds from these sales as well as the cash we held at the outset of the quarter funded new positions in Travelers and Vulcan Materials. Travelers, one of the best managed insurance companies in the industry, is trading below book value as the combination of low interest rates and soft pricing have hurt earnings. CEO Jay Fishman is using the historically low multiple to aggressively retire shares and thereby grow value per share. Vulcan owns unusually high quality U.S. aggregate assets, which the current construction depression has allowed us to buy at a very cheap price.

Because the third quarter accounted for most of the year-to-date return, the largest performance contributors overlap for the two periods. DTV, up 23% over the last three months and 25% for the year, grew its subscriber base in the U.S. and increased ARPU (average revenue per user). In Latin America revenues rose over 20% and margins grew substantially. Not only have operating results added to DTV’s value, but Michael White has been aggressively retiring discounted shares while managing the balance sheet extremely well.

YUM rose 19% in the quarter bringing the stock’s return in 2010 to 34%. While the U.S. Taco Bell and Pizza Hut franchises have increased revenues, the company’s China business remains the highest return and fastest growing part of the company. YUM’s advantages in China include strong Chinese management, broad brand recognition, scale far exceeding any competitor, and a comprehensive supply chain

Partners Fund
MANAGEMENT DISCUSSION

that the company controls. Because the value growth has been so strong, the stock still sells below intrinsic worth.

At Liberty Interactive, QVC grew across all geographies and gained share. The QVC spinoff has a target date of early 2011. Liberty Interactive rose 31% in the quarter and is up 26% for the year. Pioneer Natural Resources has appreciated 35% this year following a 9% gain in the quarter. Pioneer has seen increasing interest in the Permian Basin, where it has a strong position. Management and the board continue to focus on growing and monetizing value as evidenced by the sale of 45% of the company’s interest in the Eagle Ford earlier in the year.

Cemex and Level 3 fell 12% and 14% respectively, making them the largest performance detractors in the quarter and the year. Regarding Cemex, all construction remained weak in the U.S. with little residential and commercial construction coupled with slow stimulus spending and a delay in a transportation bill from Congress. Mexican volumes were somewhat light, but Latin America, the Middle East, and Asia grew. The company remains competitively entrenched in an oligopoly that has pricing power even amidst large unit declines. Cemex’s U.S. operations made $2.4 billion of EBITDA at the peak; today the U.S. breaks even. Without any help from one of its largest markets, the company is currently producing around $0.80 per share of free cash flow, and the stock is $8.50. Level 3 has irreplaceable fiber assets, and demand for bandwidth is growing rapidly with the increasing movement of data and video across multiple platforms. The company’s pace for adding new direct customers has been disappointing. The contribution margin from increasing top line growth is substantial. Translating obvious demand into strong organic revenue growth in the near term will determine success. We are unhappy with Level 3’s operating results and stock price. You can assume that we are neither oblivious nor idle.

Because of the Fund’s tax loss carry forwards, sales in 2010 will not trigger a capital gain distribution. The Fund’s remaining loss carry forwards equate to 7% of NAV. The Partners Fund’s P/V is in the low-60%s range, below the historic average. We continue to find new opportunities that meet our criteria, and we have added one new investment since the end of September. Value growth has returned as most businesses have improved from 2009 levels. Given the competitive strengths of our operating businesses and the value of the underlying assets at many companies, our capable management partners should be able to deliver double-digit value growth over the next several years even if economic growth remains anemic.

Partners Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended September 30, 2010

	Partners	S&P 500	Inflation
	Fund	Index	Plus 10%

Year-to-Date	6.64%	3.89%	8.03%
One Year	11.79	10.16	11.11
Five Years	(0.24)	0.64	11.89
Ten Years	5.22	(0.43)	12.31
Twenty Years	12.06	9.05	12.52
Since Public Offering 4-8-87	10.84	8.43	12.89

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The S&P 500 Index is shown with all dividends and distributions reinvested. Because the S&P 500 Index was available only at month-end in 1987, we used the 3-31-87 value for performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Prior to 2010 the Fund used currency hedging as a routine investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call (800)445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Partners Fund – PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at September 30, 2010

		Net
		Assets

Common Stock		94.6%
DIRECTV	8.9
Chesapeake Energy Corporation	7.4
Dell Inc.	7.3
The Walt Disney Corporation	6.1
Pioneer Natural Resources Company	5.9
Yum! Brands, Inc.	5.3
Aon Corporation	5.2
Loews Corporation	4.5
The Bank of New York Mellon Corporation	4.5
NKSJ Holdings, Inc.	4.5
The Travelers Companies, Inc.	4.5
Campbell Soup Company	4.4
Cemex S.A.B. de C.V. ADS	4.3
Liberty Media Holding Corporation – Interactive	4.2
FedEx Corporation	4.0
InterContinental Hotels Group PLC	3.4
Telephone and Data Systems, Inc.	2.7
Koninklijke Philips Electronics N.V.	2.6
Vulcan Materials Company	2.1
Level 3 Communications, Inc.	1.7
Willis Group Holdings Public Limited Company	1.1
Corporate Bonds		1.4
Level 3 Communications, Inc.	1.4
Cash Reserves		3.3
Other Assets and Liabilities, net		0.7

		100.0%

PORTFOLIO CHANGES
January 1, 2010 through September 30, 2010

New Holdings	Eliminations

Campbell Soup Company
InterContinental Hotels Group PLC ADR
Loews Corporation
NKSJ Holdings, Inc. (The NipponKoa Insurance Company, Ltd)(a)
The Travelers Companies, Inc.
Verizon Communications Inc.
Vulcan Materials Company
Berkshire Hathaway Inc. Marriott International, Inc. The NipponKoa Insurance Company, Ltd.(a) Verizon Communications Inc.

(a)	Corporate action changed name (previous listing)

Partners Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2010 (Unaudited)

			% of
	Share	Market	Net
	Quantity	Value	Assets
Common Stock
Air Freight & Logistics
FedEx Corporation	3,669,629	$313,753,280	4.0%

Capital Markets
The Bank of New York Mellon Corporation	13,571,000	354,610,230	4.5

Computers & Peripherals
Dell Inc.*	44,277,665	573,838,538	7.3

Construction Materials
Cemex S.A.B. de C.V. ADS* (Foreign)	39,615,680	336,733,280	4.3
Vulcan Materials Company	4,514,800	166,686,416	2.1

		503,419,696	6.4

Diversified Telecommunication Services
Level 3 Communications, Inc.*(b)	142,006,754	133,102,931	1.7

Food Products
Campbell Soup Company	9,594,179	342,991,899	4.4

Hotels, Restaurants & Leisure
InterContinental Hotels Group PLC (Foreign)(b)	14,910,925	266,090,763	3.4
InterContinental Hotels Group PLC ADR (Foreign)(b)	126,728	2,273,500	–
Yum! Brands, Inc.	8,994,483	414,285,887	5.3

		682,650,150	8.7

Industrial Conglomerates
Koninklijke (Royal) Philips Electronics N.V. (Foreign)	3,121,000	98,092,340	1.2
Koninklijke (Royal) Philips Electronics N.V. ADR (Foreign)	3,406,731	106,698,815	1.4

		204,791,155	2.6

Insurance
Aon Corporation	10,442,812	408,418,377	5.2
Loews Corporation	9,395,300	356,081,870	4.5
NKSJ Holdings, Inc. (Foreign)	56,402,000	354,032,678	4.5
The Travelers Companies, Inc.	6,769,960	352,714,916	4.5
Willis Group Holdings Public Limited Company (Foreign)	2,800,000	86,296,000	1.1

		1,557,543,841	19.8

Internet and Catalog Retail
Liberty Media Holding Corporation – Interactive Series A*	24,460,224	335,349,671	4.2

Partners Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2010 (Unaudited)

			% of
	Share	Market	Net
	Quantity	Value	Assets

Media
DIRECTV – Class A*	16,736,333	$696,733,543	8.9%
The Walt Disney Corporation	14,510,000	480,426,100	6.1

		1,177,159,643	15.0

Oil, Gas & Consumable Fuels
Chesapeake Energy Corporation	25,596,576	579,762,446	7.4
Pioneer Natural Resources Company(b)	7,133,900	463,917,517	5.9

		1,043,679,963	13.3

Wireless Telecommunications Services
Telephone and Data Systems, Inc.	1,530,800	50,210,240	0.6
Telephone and Data Systems, Inc. – Special	5,666,200	160,636,770	2.1

		210,847,010	2.7

Total Common Stocks (Cost $6,845,771,581)		7,433,738,007	94.6

	Principal
	Amount
Corporate Bonds
Diversified Telecommunication Services
Level 3 Communications, Inc., 15% Convertible Senior Notes due 1-15-13(b)(c) (Cost $100,062,000)	100,062,000	112,319,595	1.4

Short-Term Obligations
Repurchase Agreement with State Street Bank, 0.01% due 10-1-10, Repurchase price $259,901,072 (Collateral: $262,885,000 U.S. Treasury Bills/Bonds, 0.14%-0.24%, due 12-30-10 to 12-31-11, Value $265,103,558)	259,901,000	259,901,000	3.3

Total Investments (Cost $7,205,734,581)(a)		7,805,958,602	99.3
Other Assets and Liabilities, Net		57,452,430	0.7

Net Assets		$7,863,411,032	100.0%

Net asset value per share		$25.69

*  Non-income producing security.

(a)	Aggregate cost for federal income tax purposes is $7,226,695,118. Net unrealized appreciation of $600,224,021 consists of unrealized appreciation and depreciation of $1,793,501,293 and $(1,193,277,272), respectively.

(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer.)

(c)	Illiquid and board valued.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 16% of net assets.

Small-Cap Fund
MANAGEMENT DISCUSSION

Longleaf Partners Small-Cap Fund rose 9.6% in the third quarter and is up 8.7% for the year, surpassing our absolute return goal of inflation plus 10%. The Russell 2000 delivered 11.3% in the quarter and 9.1% thus far in 2010. Over longer time periods the Fund has outperformed the benchmark.

	Cumulative Returns at September 30, 2010
	2-21-89 IPO	20 Year	15 Year	10 Year	1 Year

Small-Cap Fund	700.8%	778.6%	384.5%	125.1%	16.7%
Russell 2000 Index	491.1	607.2	165.3	48.0	13.4
Inflation plus 10%	1249.6	958.1	476.8	219.4	11.1

See page 14 for additional performance information.

During the quarter we trimmed two of our largest holdings, tw telecom and Pioneer Natural Resources, following significant price increases. We added to several of our most discounted names and filled out the Martin Marietta Materials position that we initiated in the second quarter. We have several names “on deck” and have acquired one new holding since quarter-end.

Most stocks in the portfolio rose over the last three months. DineEquity(DIN) was the most substantial contributor to return, gaining 61% in the quarter and 85% for the year-to-date. The company made progress in moving Applebee’s to a franchise model by announcing the sale of some restaurants. More importantly, the company successfully refinanced its debt, pushing maturities out meaningfully and putting the company on solid footing. Although comp sales declined slightly at IHOP and were down 2.7% at Applebee’s, these numbers were better than the market expected. The company’s substantial free cash flow coupled with store sales is enabling DIN to reduce its debt. tw telecom, the Fund’s largest position, gained 11% in the quarter as Larissa Herda and her team grew the customer base and delivered better-than-expected services revenue in all segments of its fiber network business.

Both Pioneer Natural Resources and Dillard’s rose over the last three months, and these two stocks have been among the top contributors in 2010, appreciating 35% and 29% respectively. Pioneer has seen increasing interest in the Permian Basin, where it has a strong position. Management and the board continue to focus on growing and monetizing value as evidenced by the sale of 45% of the company’s interest in the Eagle Ford earlier in the year. Dillard’s is benefitting from the company’s reduced cost structure and inventory management. Margins are growing. Management’s focus on selling stores at good prices and aggressively repurchasing discounted stock has led to meaningful value growth.

Small-Cap Fund
MANAGEMENT DISCUSSION

Level 3 declined 14% in the quarter and has been the primary detractor from performance this year. The company has irreplaceable fiber assets, and demand for bandwidth is growing rapidly with the increasing movement of data and video across multiple platforms. The company’s pace for adding new direct customers has been disappointing. The contribution margin from increasing top line growth is substantial. Translating obvious demand into strong organic revenue growth in the near term will determine success. We are unhappy with Level 3’s operating results and stock price. You can assume that we are neither oblivious nor idle.

The Fund remains attractively priced in the low-60%s P/V range. Even more compelling is the quality of the competitively entrenched businesses we own. Values have begun to grow following a number of reductions in 2008-2009, and organic growth should further increase values going forward. Additionally our corporate partners have substantial free cash flow and/or cheap available capital to pursue various capital allocation options including share repurchases, merger and acquisition activity, and/or strategic sales. Our taxable shareholders not only have the portfolio upside, but also have the tax benefit of loss carry forwards equivalent to 7% of NAV.

Small-Cap Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended September 30, 2010

	Small-Cap	Russell 2000	Inflation
	Fund	Index	Plus 10%

Year-to-Date	8.68%	9.12%	8.03%
One Year	16.72	13.35	11.11
Five Years	3.62	1.60	11.89
Ten Years	8.45	4.00	12.31
Twenty Years	11.48	10.28	12.52
Since Public Offering 2-21-89	10.11	8.57	12.80

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Russell 2000 Index is shown with all dividends and distributions reinvested. This index is unmanaged and is not hedged for foreign currency risk. Prior to 2010 the Fund used currency hedging as a routine investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call (800)445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Small-Cap Fund - PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at September 30, 2010

		Net
		Assets

Common Stock		96.9%
tw telecom inc.	9.6
Fairfax Financial Holdings Limited	7.5
Fair Isaac Corporation	6.8
Dillard’s Inc.	6.3
Pioneer Natural Resources Company	5.9
Texas Industries, Inc.	5.3
DineEquity, Inc.	5.2
Service Corporation International	4.8
Wendy’s/Arby’s Group, Inc.	4.7
Everest Re Group, Ltd.	4.4
The Washington Post Company	4.4
Martin Marietta Materials, Inc.	4.4
Ruddick Corporation	4.1
Willis Group Holdings Public Limited Company	4.0
Markel Corporation	3.8
Worthington Industries, Inc.	3.8
Potlatch Corporation	3.4
Olympus Corporation	3.4
Level 3 Communications, Inc.	2.6
Sealed Air Corporation	2.5
Cash Reserves		3.1
Other Assets and Liabilities, net		–

		100.0%

PORTFOLIO CHANGES
January 1, 2010 through September 30, 2010

New Holdings	Eliminations
Martin Marietta Materials, Inc. Sealed Air Corporation	Discovery Communications, Inc. – Class C The First American Corporation

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2010 (Unaudited)

			% of
	Share	Market	Net
	Quantity	Value	Assets
Common Stock
Containers & Packaging
Sealed Air Corporation	2,923,959	$65,730,598	2.5%

Construction Materials
Martin Marietta Materials, Inc.	1,478,000	113,761,660	4.4
Texas Industries, Inc.(b)	4,390,320	138,382,886	5.3

		252,144,546	9.7

Diversified Consumer Services
Service Corporation International(b)	14,447,000	124,533,140	4.8

Diversified Telecommunication Services
Level 3 Communications, Inc.*	72,882,000	68,312,299	2.6
tw telecom inc.*(b)	13,527,621	251,207,922	9.6

		319,520,221	12.2

Food & Staples Retailing
Ruddick Corporation(b)	3,107,459	107,766,678	4.1

Health Care Equipment & Supplies
Olympus Corporation (Foreign)	3,408,000	89,241,591	3.4

Hotels, Restaurants & Leisure
DineEquity, Inc.*(b)	2,978,100	133,954,938	5.2
Wendy’s/Arby’s Group, Inc.(b)	27,087,000	122,704,110	4.7

		256,659,048	9.9

Insurance
Everest Re Group, Ltd. (Foreign)	1,335,000	115,437,450	4.4
Fairfax Financial Holdings Limited (Foreign)	480,000	195,470,891	7.5
Markel Corporation*	288,000	99,241,920	3.8
Willis Group Holdings Public Limited Company (Foreign)	3,398,000	104,726,360	4.0

		514,876,621	19.7

Media
The Washington Post Company – Class B	289,000	115,429,490	4.4

Metals & Mining
Worthington Industries, Inc.(b)	6,581,000	98,912,430	3.8

Multiline Retail
Dillards, Inc. – Class A(b)	6,909,748	163,346,443	6.3

Oil, Gas & Consumble Fuels
Pioneer Natural Resources Company	2,345,000	152,495,350	5.9

Real Estate Investment Trusts
Potlatch Corporation(b)	2,627,155	89,323,270	3.4

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2010 (Unaudited)

			% of
	Share	Market	Net
	Quantity	Value	Assets

Software
Fair Isaac Corporation(b)	7,216,400	$177,956,424	6.8%

Total Common Stocks (Cost $2,448,663,584)		2,527,935,850	96.9

	Principal
	Amount
Short-Term Obligations
Repurchase Agreement with State Street Bank, 0.01% due, 10-1-10, Repurchase price $79,645,022 (Collateral: $76,195,000 U.S. Treasury Bonds, 1.66%, due 5-31-17, Value $81,242,919)	79,645,000	79,645,000	3.1

Total Investments (Cost $2,528,308,584)(a)		2,607,580,850	100.0
Other Assets and Liabilities, Net		233,374	–

Net Assets		$2,607,814,224	100.0%

Net asset value per share		$23.66

*  Non-income producing security.

(a)	Aggregate cost for federal tax purposes is $2,530,227,285. Net unrealized appreciation of $79,272,266 consists of unrealized appreciation and depreciation of $532,992,312 and $(453,720,046), respectively.

(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer.)

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 19% of net assets.

Intentionally Left Blank

International Fund
MANAGEMENT DISCUSSION

Longleaf Partners International Fund returned 16.4% in the third quarter and 5.9% for the year-to-date. Performance for the quarter was roughly in line with the EAFE index’s return of 16.5% and well above our inflation plus 10% absolute annual return goal. The Fund’s year-to-date return exceeds the EAFE’s 1.1% by a wide margin, but trails our absolute return goal slightly. The cumulative results below highlight the significant relative outperformance over longer periods.

	Cumulative Returns through September 30, 2010
	10-26-98 IPO	10 Year	1 Year

International Fund	194.7%	76.4%	7.4%
EAFE Index	57.6	28.8	3.3
Inflation plus 10%	308.3	219.4	11.1

See page 22 for additional performance information.

Most names in the portfolio were positive performers in the quarter, with Genting, ACS, Cheung Kong, Hochtief and Carrefour contributing the most substantial gains. Genting added the most for the quarter and year-to-date, returning 46% and 52% over the two periods respectively. The company’s Singapore casino that opened early this year already is generating revenue at an annual run rate of Singapore $3.5 billion. The casino has had 20,000-30,000 visitors daily, and management has increased its annual visitor estimate from 13 million to 15 million. Additionally, Genting recently won the rights to redevelop the Aqueduct Racetrack in Queens to operate New York City’s first slot machine casino, which represents the opportunity to expand in a new market.

Cheung Kong returned 31% in the quarter after reporting positive results across all its businesses. Ports rebounded nicely; Hong Kong property sales added to balance sheet cash levels; the retail business continued to grow revenues and operating income margins; and the previously loss-making 3G business grew subscribers and is expected to produce positive operating income this year. CEO Li Ka Shing has purchased over 15 million shares in Cheung Kong in 2010, an incredible amount of insider buying that takes his ownership of the company over 42%.

ACS and Hochtief each rose over 40% in the quarter, following ACS’s zero premium, all-share bid to acquire the remaining 70% of Hochtief that it does not already own. The management team at ACS, under the leadership of owner-operator Florentino Perez, consistently has created value for shareholders through disciplined operations and smart capital allocation. Both companies trade at a significant discount to our appraisal values.

The second quarter purchase of Carrefour has already shown results, returning 34% over the last three months. Lars Olofsson’s transformation plan is on track to cut

International Fund
MANAGEMENT DISCUSSION

€500 million of costs this year. The company successfully launched its reinvented hypermarket model in Europe in the quarter. The core French business reported positive organic revenue growth and increased its market share. Additionally, Carrefour put its Thailand, Malaysia, and Singapore operations up for sale as part of Olofsson’s plan to exit non-core markets where the company is not the number one or two player. Carrefour bought in shares at a discount, with plans to retire 6% of total outstanding shares by next spring.

Yum!Brands(YUM), which rose 19% in the quarter, has been one of the top contributors in 2010 after gaining 34%. The U.S. Taco Bell and Pizza Hut franchises have increased revenues, but the company’s China business remains the highest return and fastest growing part of the company. YUM’s advantages in China include strong Chinese management, broad brand recognition, scale that far exceeds any competitor, and a comprehensive supply chain that the company controls. Because the value growth has been so strong, the stock still sells at a discount. The international value of YUM is far higher than the U.S. value, which is the basis for owning this stock in Longleaf Partners International Fund.

Cemex was the largest detractor from performance for the quarter and the year, declining 12% and 25% respectively. All construction remained weak in the U.S. with little residential and commercial construction coupled with slow stimulus spending and a delay in a transportation bill from Congress. Mexican volumes were somewhat light, but Latin America, the Middle East, and Asia grew. The company remains competitively entrenched in an oligopoly that has pricing power even amidst large unit declines. Cemex’s U.S. operations made $2.4 billion of EBITDA at the peak; today the U.S. breaks even. Without any help from one of its largest markets, the company is currently producing around $0.80 per share of free cash flow, and the stock is $8.50. Japan Petroleum declined 8% in the quarter and is down 14% this year. The company trades at a significant discount to its book value, but we have been disappointed that management has not taken steps to create shareholder value. Although Olympus posted a 10% gain over the last three months, the stock’s 18% decline in 2010 places it among the primary detractors from Fund performance.

Market volatility continued in the third quarter giving us the opportunity to add to several positions including the relatively new stake in Vodafone. We also initiated a new position in C&C Group, which produces the dominant Irish and UK premium alcoholic cider brand. At the outset of the quarter Accor successfully spun out its service voucher business into a new company trading under the name Edenred. Both Edenred and Accor meet our criteria of good businesses, managed by shareholder-oriented, capable operators, and both trade at a discount to intrinsic value. As prices

International Fund
MANAGEMENT DISCUSSION

rallied later in the quarter we trimmed positions in Genting and Accor. We also trimmed Benesse, NKSJ Holdings, and Japan Petroleum to fund more compelling ideas including C&C and a new name added in October.

Because of the Fund’s tax loss carry forwards, sales in 2010 will not trigger a capital gain distribution. The Fund’s remaining loss carry forwards equate to 9% of NAV. As global macro concerns – rather than an analysis of individual business values – continue to drive stock prices, we are finding many compelling investment opportunities. The portfolio today holds less than one position worth of cash, and our on-deck list of prospective investments is diversified across geographies and industries. Even after a rally in prices in the past two months, the portfolio trades at a P/V in the low-60%s, equivalent to the Fund’s long-term average. Your partners at Southeastern are adding to our investments in the International portfolio, and we encourage others to do the same.

Note: All stock return numbers are stated in US dollars rather than local currencies since the Fund is reported in USD.

International Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended September 30, 2010

	International	EAFE	Inflation
	Fund	Index	Plus 10%

Year-to-Date	5.86%	1.07%	8.03%
One Year	7.43	3.27	11.11
Five Years	1.82	1.97	11.89
Ten Years	5.84	2.56	12.31
Since Public Offering 10-26-98	9.48	3.89	12.52

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The EAFE Index is shown with all dividends and distributions reinvested. Because the EAFE was available only at month-end in 1998, we used the 10-31-98 value for performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Prior to 2010 the Fund used currency hedging as a routine investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call (800)445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

International Fund - PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at September 30, 2010

		Net
		Assets

Common Stock		96.4%
NKSJ Holdings, Inc.	9.6
Cheung Kong Holdings Limited	9.3
Fairfax Financial Holdings Limited	8.6
ACS, Actividades de Construccion Y Servicios, S.A.	8.3
Hochtief AG	5.6
Carrefour S.A.	5.2
Accor S.A.	4.9
Yum! Brands, Inc.	4.7
Genting Berhad	4.4
Willis Group Holdings Public Limited Company	4.1
Olympus Corporation	4.0
Dell Inc.	4.0
Cemex S.A.B. de C.V. ADS	3.9
Seven Bank, Ltd.	3.8
Vodafone Group plc	3.0
Edenred S.A.	2.9
Diageo plc	2.6
Japan Petroleum Exploration Co., Ltd.	1.9
Benesse Holdings Inc.	1.7
C&C Group plc	1.7
Shanda Interactive Entertainment Limited ADR	1.2
Shanda Games Limited ADR	1.0
Cash Reserves		3.8
Other Assets and Liabilities, net		(0.2)

		100.0%

PORTFOLIO CHANGES
January 1, 2010 through September 30, 2010

New Holdings	Eliminations

C&C Group plc
Carrefour S.A.
Edenred S.A. (Accor S.A.)(a)
NKSJ Holdings, Inc.
(The NipponKoa Insurance Company, Ltd. and Sompo Japanese Insurance Company, Inc.)(a)
Shanda Games Limited ADR
Shanda Interactive Entertainment Limited ADR
Vodafone Group plc
Vodafone Group plc ADR
Daiwa Securities Group, Inc. Koninklijke Philips Electronics N.V. ADR Linde AG The Nipponkoa Insurance Company, Ltd.(a) Sompo Japanese Insurance Company, Inc.(a)

(a)	Corporate action changed name (previous listing)

International Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2010 (Unaudited)

			% of
	Share	Market	Net
	Quantity	Value	Assets
Common Stock

Beverages
C&C Group plc (Ireland)	8,158,501	$35,479,481	1.7%
Diageo plc (United Kingdom)	3,195,000	55,008,309	2.6

		90,487,790	4.3

Commercial Banks

Seven Bank, Ltd. (Japan)	45,148	80,853,210	3.8

Commercial Services & Supplies

Edenred S.A.* (France)	3,064,500	60,701,782	2.9

Computers & Peripherals
Dell Inc.* (United States)	6,476,800	83,939,328	4.0

Construction & Engineering

ACS, Actividades de Construccion Y Servicios, S.A. (Spain)	3,515,000	175,500,825	8.3

Hochtief AG (Germany)	1,355,000	117,334,569	5.6

		292,835,394	13.9

Construction Materials
Cemex S.A.B. de C.V. ADS* (Mexico)	9,605,000	81,642,500	3.9

Diversified Consumer Services

Benesse Holdings, Inc. (Japan)	750,100	36,121,251	1.7

Food & Staples Retailing

Carrefour S.A. (France)	2,055,000	110,420,461	5.2

Health Care Equipment & Supplies

Olympus Corporation (Japan)(b)	3,218,500	84,279,360	4.0

Hotels, Restaurants & Leisure

Accor S.A. (France)	2,836,000	103,555,716	4.9

Genting Berhad (Malaysia)(b)	29,182,200	93,776,295	4.4

Yum! Brands, Inc. (United States)	2,130,000	98,107,800	4.7

		295,439,811	14.0

Insurance

Fairfax Financial Holdings Limited (Canada)	444,000	180,810,574	8.6

NKSJ Holdings, Inc. (Japan)	32,205,600	202,153,024	9.6

Willis Group Holdings Public Limited Company (Ireland)	2,785,000	85,833,700	4.1

		468,797,298	22.3

Oil, Gas, & Consumable Fuels

Japan Petroleum Exploration Co., Ltd. (Japan)	1,047,300	39,455,660	1.9

International Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2010 (Unaudited)

			% of
	Share	Market	Net
	Quantity	Value	Assets

Real Estate Management & Development

Cheung Kong Holdings Limited (Hong Kong)	12,893,000	$195,417,723	9.3%

Software

Shanda Games Limited ADR* (China)	3,899,000	20,898,640	1.0

Shanda Interactive Entertainment Limited ADR* (China)	649,000	25,408,350	1.2

		46,306,990	2.2

Wireless Telecommunication Services

Vodafone Group plc (United Kingdom)	8,901,000	21,966,551	1.0

Vodafone Group plc ADR (United Kingdom)	1,681,235	41,711,440	2.0

		63,677,991	3.0

Total Common Stocks (Cost $1,793,743,789)		2,030,376,549	96.4

	Principal
	Amount
Short-Term Obligations
Repurchase Agreement with State Street Bank, 0.01% due 10-1-10, Repurchase price $80,861,022 (Collateral: $78,180,000 U.S. Treasury Bonds, 0.83% due 9-30-14, Value $82,479,900)	80,861,000	80,861,000	3.8

Total Investments (Cost $1,874,604,789)(a)		2,111,237,549	100.2
Other Assets and Liabilities, Net		(5,236,579)	(0.2)

Net Assets		$2,106,000,970	100.0%

Net asset value per share		$14.46

*  Non-income producing security.

(a)	Also represents aggregate cost for federal income tax purposes. Net unrealized appreciation of $236,632,760 consists of unrealized appreciation and depreciation of $442,988,956 and $(206,356,196), respectively.

(b)	A portion designated as collateral for forward currency contracts.

Note:	Country listed in parenthesis after each company indicates location of headquarters.

International Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2010 (Unaudited)

COUNTRY WEIGHTINGS

	Equity	Net
	Only	Assets

Japan	21.8%	21.0%
France	13.5	13.0
Hong Kong	9.6	9.3
United States	9.0	8.7
Canada	8.9	8.6
Spain	8.6	8.3
Ireland	6.0	5.8
United Kingdom	5.9	5.6
Germany	5.8	5.6
Malaysia	4.6	4.4
Mexico	4.0	3.9
China	2.3	2.2

	100.0%	96.4

Cash, other assets and liabilities, net		3.6

		100.0%

Longleaf Partners Funds
FUND INFORMATION

The following additional information may be obtained without charge, upon request, by calling (800) 445-9469, Option 1, or on the Funds’ website at www.longleafpartners.com, or on the SEC’s website at www.sec.gov.

Proxy Voting Policies and Procedures

A description of Longleaf’s Proxy Voting Policies and Procedures is included in the Statement of Additional Information (SAI).

Proxy Voting Record

Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is contained in Form N-PX.

Quarterly Portfolio Holdings

Longleaf files a complete schedule of portfolio holdings for the first and third quarters of each fiscal year on Form N-Q, which is available on the SEC’s website, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. (please call (800) SEC-0330 for information on the operation of the Public Reference Room).

In addition to Form N-Q, Longleaf publishes reports for each fiscal quarter. These reports include complete schedules of portfolio holdings, as well as performance updates and management discussion. We furnish Longleaf’s Quarterly Reports in lieu of Form N-Q to shareholders who request information about our first and third quarter portfolio holdings, and Semi-Annual and Annual Reports for requests related to the second and fourth quarters, respectively.

Fund Trustees

Additional information about Fund Trustees is included in the Statement of Additional Information (SAI).

Longleaf Partners Funds
SERVICE DIRECTORY

Contact us at www.longleafpartners.com or
(800) 445-9469

FUND INFORMATION	OPTION 1
To request a Prospectus, Statement of Additional Information (including Longleaf’s Proxy Voting Policies and Procedures), financial report, application or other Fund information from 8:00 a.m. to 8:00 p.m. Eastern time, Monday through Friday.

DAILY FUND PRICES	OPTION 2
For automated reporting 24 hours a day, seven days a week.

ACCOUNT INFORMATION	OPTION 3
For account balance and transaction activity, 24 hours a day, seven days a week. Please have your Fund number (see below) and account number ready to access your investment information.

SHAREHOLDER INQUIRIES	OPTION 0
To request action on your existing account from 9:00 a.m. to 6:00 p.m. Eastern time, Monday through Friday.

CORRESPONDENCE

By regular mail:	By express mail or overnight courier:
Longleaf Partners Funds	Longleaf Partners Funds
P.O. Box 9694	c/o BNY Mellon
Providence, RI 02940-9694	101 Sabin Street
Pawtucket, RI 02860
(508) 871-8800

PUBLISHED DAILY PRICE QUOTATIONS
Daily net asset value per share of each Fund is reported in mutual fund quotations tables of major newspapers in alphabetical order under the bold heading Longleaf Partners as follows:

			Transfer Agent	Status to
Abbreviation	Symbol	Cusip	Fund Number	New Investors
Partners	LLPFX	543069108	133	Open
Sm-Cap	LLSCX	543069207	134	Closed 7-31-97
Intl	LLINX	543069405	136	Open

September 30, 2010
Longleaf Partners Fund
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 35 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Fund seeks long-term capital growth by investing primarily in a limited number of mid and large cap companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 58 employees and manages over $32 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges’ on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will continue our efforts to enhance shareholder services.

•	We will communicate with our investment partners as candidly as possible.

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com
All data as of 9/30/10
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO COMPOSITION

Equities	95%
Bonds	1%
Cash & Other	4%

Total	100%
PARTNERS FUND PROFILE

Initial Public Offering:	4/8/87

Net Assets:	$7,863 million

YTD Expense Ratio:	0.91%; No loads, 12b-1, exit or performance fees

YTD Turnover:	27.4%

Investment Suitability:	Appropriate for investors with a time horizon over 5 years

Symbol & Cusip:	LLPFX; 54306910-8

Net Asset Value:	$25.69
TOP TEN HOLDINGS — 21 Total Holdings in Fund

DIRECTV	satellite broadcaster	8.9%
Chesapeake Energy	natural gas exploration & production	7.4%
Dell	information technology	7.3%
Walt Disney	entertainment and broadcasting	6.1%
Pioneer Natural Resources	oil & gas exploration & production	5.9%
Yum! Brands	franchisor/owner-Taco Bell, KFC, Pizza Hut	5.3%
Aon Corportation	insurance brokerage & consulting	5.2%
Loews Corporation	opportunistic diversified holding company	4.5%
Bank of New York Mellon	securities services & asset management	4.5%
NKSJ Holdings	Japanese non-life insurance	4.5%

	Total	59.6%

AVERAGE ANNUAL
PERFORMANCE — as of 9/30/10

	l Year	5 Years	10 Years	20 Years
Longleaf Partners Fund	11.8%	(0.2)%	5.2%	12.1%
S&P 500 Index	10.2%	0.6%	(0.4)%	9.1%
Inflation + 10%	11.1%	11.9%	12.3%	12.5%
PERFORMANCE — Yearly Returns

1988	35.2%
1989	23.3%
1990	(16.4)%
1991	39.2%
1992	20.5%
1993	22.2%
1994	9.0%
1995	27.5%
1996	21.0%
1997	28.3%
1998	14.3%
1999	2.2%
2000	20.6%
2001	10.3%
2002	(8.3)%
2003	34.8%
2004	7.1%
2005	3.6%
2006	21.6%
2007	(0.4)%
2008	(50.6)%
2009	53.6%
Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or view Longleaf’s website www.longleafpartners.com for more current performance information and www.longleafpartners.com/misc/prospectus.cfm for a copy of the current Prospectus and Summary Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Prior to 2010, the Fund used currency hedging as an investment strategy. Fund returns and those of the unmanaged S&P 500 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price.

September 30, 2010
Longleaf Partners Small-Cap Fund
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 35 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Small-Cap Fund seeks long-term capital growth by investing primarily in a limited number of small companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 58 employees and manages over $32 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will continue our efforts to enhance shareholder services.

•	We will communicate with our investment partners as candidly as possible.

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com
All data as of 9/30/10
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO COMPOSITION

Equities	97%
Cash & Other	3%

Total	100%

SMALL-CAP FUND PROFILE

Initial Public Offering:	2/21/89; closed to new investors

Net Assets:	$2,608 million

YTD Expense Ratio:	0.93%; No loads, 12b-1, exit or performance fees

YTD Turnover:	11.7%

Investment Suitability:	Appropriate for investors with a time horizon over 5 years

Symbol & Cusip:	LLSCX; 54306920-7

Net Asset Value:	$23.66
TOP TEN HOLDINGS — 20 Total Holdings in Fund

tw telecom	telecommunications provider	9.6%
Fairfax Financial Holdings	property/casualty insurance	7.5%
Fair Isaac	credit scoring software	6.8%
Dillard’s	department store retailer	6.3%
Pioneer Natural Resources	oil & gas exploration & production	5.9%
Texas Industries	construction materials	5.3%
DineEquity	developer/franchisor of restaurants	5.1%
Service Corp International	funeral home/cemetery operator	4.8%
Wendy’s/Arby’s	fast food restaurant operator	4.7%
Everest Re	reinsurance	4.4%

	Total	60.4%
AVERAGE ANNUAL
PERFORMANCE — as of 9/30/10

	l Year	5 Years	10 Years	20 Years
Longleaf Partners Small-Cap Fund	16.7%	3.6%	8.5%	11.5%
Russell 2000 Index	13.4%	1.6%	4.0%	10.3%
Inflation + 10%	11.1%	11.9%	12.3%	12.5%
PERFORMANCE — Yearly Returns

1989*[1]	21.5%
1990*	(30.1)%
1991*	26.3%
1992	6.9%
1993	19.8%
1994	3.6%
1995	18.6%
1996	30.6%
1997	29.0%
1998	12.7%
1999	4.1%
2000	12.8%
2001	5.5%
2002	(3.7)%
2003	43.9%
2004	14.8%
2005	10.8%
2006	22.3%
2007	2.8%
2008	(43.9)%
2009	49.3%

[1]	Partial year, initial public offering on 2/21/89-12/31/89.

*	From public offering through 3/31/91 Fund was managed by a different portfolio manager
Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or view Longleaf’s website www.longleafpart-ners.com for more current performance information and www.longleafpartners.com/misc/prospectus.cfm for a copy of the current Prospectus and Summary Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than purchase price.

September 30, 2010
Longleaf Partners International Fund
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 35 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners International Fund seeks long-term capital growth by investing primarily in a limited number of foreign companies of all sizes believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 58 employees and manages over $32 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will continue our efforts to enhance shareholder services.

•	We will communicate with our investment partners as candidly as possible.

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com
All data as of 9/30/10
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Scott Cobb
Southeastern since 2006
Staley Cates, CFA
Southeastern since 1986
Ken Siazon
Southeastern since 2006
PORTFOLIO COMPOSITION

Equities & Forwards	96%
Cash, Bonds & Other	4%

Total	100%
INTERNATIONAL FUND PROFILE

Initial Public Offering:	10/26/98

Net Assets:	$2,106 million

YTD Expense Ratio:	1.37%; No loads, 12b-1, exit or performance fees

YTD Turnover:	20.5%

Investment Suitability:	Appropriate for investors with a time horizon over 5 years

Symbol & Cusip:	LLINX; 54306940-5

Net Asset Value:	$14.46
TOP TEN HOLDINGS — 22 Total Holdings in Fund

NKSJ Holdings	non-life insurance	9.6%
Cheung Kong	ports, real estate, & telecom	9.3%
Fairfax Financial Holdings	property/casualty insurance	8.6%
ACS Actividades	construction, infrastructure & energy	8.3%
Hochtief AG	infrastructure construction	5.6%
Carrefour	global retailer	5.2%
Accor	hotels	4.9%
Yum! Brands	franchisor/oumer-Taco Bell, KFC, Pizza Hut	4.7%
Genting Berhad	casino operator	4.5%
Willis Group	insurance broker	4.1%

	Total	64.8%

COUNTRY WEIGHTINGS

	Equity	Net Assets
Japan	21.8%	21.0%
France	13.5%	13.0%
Hong Kong	9.6%	9.3%
US	8.9%	8.6%
Canada	8.9%	8.6%
Spain	8.6%	8.3%
Ireland	6.0%	5.8%
UK	5.9%	5.6%
Germany	5.8%	5.6%
Malaysia	4.6%	4.5%
Mexico	4.0%	3.9%
China	2.3%	2.2%

Total	100%	96.4%
Cash/Other	N/A	3.6%
AVERAGE ANNUAL PERFORMANCE — as of 9/30/10

	l Year	5 Years	10 Years
Longleaf Partners International Fund	7.4%	1.8%	5.8%
MS EAFE Index	3.3%	2.0%	2.6%
Inflation + 10%	11.1%	11.9%	12.3%
PERFORMANCE — Yearly Returns

1998*	9.0%
1999	24.4%
2000	25.9%
2001	10.5%
2002	(16.5)%
2003	41.5%
2004	10.2%
2005	12.9%
2006	17.1%
2007	15.3%
2008	(39.6)%
2009	23.2%

*	Partial year, initial public offering 10/26/98
All returns and those of the unmanaged and unhedged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or view Longleaf’s website www.longleafpartners.com for more current performance information and www.longleafpartners.com/misc/prospectus.cfm for a copy of the current Prospectus and Summary Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Prior to 2010, the Fund used currency hedging as an investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price.